UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                        DUALSTAR TECHNOLOGIES CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    263572109
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
      Stephen Feinberg                               Robert G. Minion, Esq.
      299 Park Avenue                                Lowenstein Sandler PC
      22nd Floor                                     65 Livingston Avenue
      New York, New York  10171                      Roseland, New Jersey  07068
      (212) 421-2600                                 (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                October 27, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     263572109
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    United States
--------------------------------------------------------------------------------
        Number of                        7) Sole Voting Power:        7,659,899*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:               *
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:   7,659,899*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:          *
                                            ------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   7,659,899*
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     31.7%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       IA, IN
--------------------------------------------------------------------------------
* Madeleine, L.L.C., a New York limited liability company ("Madeleine"), is the holder of 7,659,899 shares of the Common Stock, par value $0.01 per share (the "Common Stock"), of DualStar Technologies Corporation, a Delaware corporation (the "Company"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of Common Stock held by Madeleine. Thus, as of October 27, 2003, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 7,659,899 shares of Common Stock, or 31.7% of the shares of Common Stock deemed issued and outstanding as of that date.

Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg, through one or more intermediate entities, serves as the investment manager for each of Madeleine, L.L.C., a New York limited liability company ("Madeleine"), and DSTR Warrant Co., LLC, a Delaware limited liability company ("DSTR"). Each of DSTR and Madeleine is engaged in the investment in personal property of all kinds, including but not limited to, capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          Mr. Feinberg has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Pursuant to a Securities Purchase Agreement, dated as of October 27, 2003, by and between Madeleine and the Company, among other agreements, Madeleine exchanged all of the outstanding principal and accrued interest with respect to the senior secured indebtedness owed by the Company to Madeleine for
(i) 7,659,899 shares of Common Stock and (ii) the Company's interests in certain real estate and certain private cable television assets. The 7,659,899 shares of Common Stock reported herein were issued to Madeleine in consideration for the forgiveness of $6,333,846 of the total senior secured indebtedness owed by the Company to Madeleine. In connection with the transaction described above, as further described in Item 6 of this Schedule 13D Amendment No. 2, upon the consummation of such transaction, an affiliate of Madeleine, DSTR, will surrender for cancellation warrants to purchase up to 3,125,000 shares of Common Stock.

Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of shares of Common Stock referred to in Item 5 is for investment purposes. Mr. Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in
Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 16,501,568 shares of Common Stock issued and outstanding as of October 26, 2003. As of October 27, 2003, Madeleine was issued and became the holder of 7,659,899 shares of Common Stock. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of Common Stock held by Madeleine. Thus, as of October 27, 2003, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 7,659,899 shares of Common Stock, or 31.7% of the shares of Common Stock deemed issued and outstanding as of that date.

          Technology Investors Group, L.L.C. ("TIG") has the right to receive certain proceeds from the sale of the 7,659,899 shares of Common Stock held by Madeleine, as reported herein.

          During the sixty days prior to October 27, 2003, the only transaction in shares of Common Stock, or securities convertible into, exercisable for or exchangeable for shares of Common Stock, by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, was the October 27, 2003 issuance of shares of Common Stock and the related transactions thereto described in this Schedule 13D Amendment No. 2.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          In connection with the issuance of shares of Common Stock and the related transactions thereto described in this Schedule 13D Amendment No. 2, among other agreements, Madeleine and/or DSTR, among others, entered into (i) a Securities Purchase Agreement, dated as of October 27, 2003 (the "Purchase Agreement"), pursuant to which, among other things, Madeleine (or its designee) agreed to purchase 7,659,899 shares of Common Stock in exchange for the forgiveness by Madeleine of a portion of the outstanding balance due under certain indebtedness owed by the Company to Madeleine, as more particularly set forth and described in the Purchase Agreement attached as Exhibit 1 hereto, (ii) a Termination of Warrant Agreement, dated as of October 27, 2003 (the "Warrant Termination Agreement"), pursuant to which, among other things, DSTR agreed to surrender its rights under that certain Class E Warrant Agreement, dated as of November 8, 2000, by and between the Company and DSTR, as more particularly set forth and described in the Warrant Termination Agreement attached as Exhibit 2 hereto, and (iii) a Registration Rights Agreement, dated as of October 27, 2003 (the "Registration Rights Agreement"), pursuant to which, among other things, Madeleine (or its designee) and the Company agreed to the terms pursuant to which the Company shall register the shares of Common Stock issued pursuant to the Purchase Agreement for resale by the filing of a registration statement with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and perform various other obligations and agreements related to such registration, as more particularly set forth and described in the Registration Rights Agreement attached as Exhibit 3 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 2 are qualified in their entirety by reference to the complete agreements governing such matters, each of which is attached to this
Schedule 13D Amendment No. 2 as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Securities Purchase Agreement, dated as of October 27, 2003, by and between DualStar Technologies Corporation and Madeleine, L.L.C.

          2. Termination of Warrant Agreement, dated as of October 27, 2003, by and between DSTR Warrant Co., LLC and DualStar Technologies Corporation.

          3. Registration Rights Agreement, dated as of October 27, 2003, by and between DualStar Technologies Corporation and Madeleine, L.L.C.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 14, 2003


                                          /s/ Stephen Feinberg
                                          --------------------------------------
                                          Stephen Feinberg,  as  the  investment
                                          manager for Madeleine, L.L.C. and DSTR
                                          Warrant Co., LLC


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

________________________________________________________________________________









                          SECURITIES PURCHASE AGREEMENT

                                  by and among


                       DualStar Technologies Corporation,




                                       and




                                Madeleine, L.L.C.



                                October 27, 2003














________________________________________________________________________________



9464565.7

                                TABLE OF CONTENTS



Article I Issuance and Sale of Shares; Closing................................1
   1.1.    Issuance and Sale of the Common Shares.............................1
   1.2.    Payment; Surrender of Note.........................................1
   1.3.    Closing............................................................1
   1.4.    Closing Deliveries.................................................1

Article II Representations and Warranties of the Purchaser....................2
   2.1.    Organization and Standing..........................................2
   2.2.    Corporate Power....................................................2
   2.3.    Authorization; No Conflict.........................................2
   2.4.    Experience.........................................................3
   2.5.    Investment.........................................................3
   2.6.    Restricted Securities..............................................3
   2.7.    Risk Factors.......................................................3
   2.8.    Legend.............................................................4
   2.9.    Access to Data.....................................................4
   2.10.   Brokers or Finders.................................................4
   2.11.   Intent of Representations and Warranties...........................4

Article III Representations and Warranties of the Company.....................5
   3.1.    Organization and Standing; Certificate of Incorporation and Bylaws.5
   3.2.    Corporate Power....................................................5
   3.3.    Subsidiaries.......................................................5
   3.4.    Capitalization.....................................................6
   3.5.    Authorization......................................................6
   3.6.    Compliance with Other Instruments..................................6
   3.7.    No Governmental or Third Party Consent.............................7
   3.8.    Offering...........................................................7
   3.9.    Brokers or Finders.................................................7
   3.10.   SEC Reports........................................................7
   3.11.   Absence of Undisclosed Liabilities.................................7
   3.12.   Compliance With Law................................................8

Article IV Miscellaneous......................................................8
   4.1.    Governing Law......................................................8
   4.2.    Consent to Jurisdiction............................................8
   4.3.    Waiver of Jury Trial...............................................8
   4.4.    Further Assurances.................................................8
   4.5.    Survival...........................................................9
   4.6.    Successors and Assigns.............................................9
   4.7.    Entire Agreement; Amendment........................................9
   4.8.    Notices............................................................9
   4.9.    Delays or Omissions................................................9
   4.10.   Counterparts.......................................................10




9464565.7

   4.11.   Severability.......................................................10
   4.12.   Titles and Subtitles...............................................10



Exhibits

A  -   Termination and Release Agreement
B  -   Option Termination Agreement
C  -   Warrant Termination Agreement
D  -   Registration Rights Agreement

























9464565.7                                    - ii -

                          SECURITIES PURCHASE AGREEMENT

          This Securities Purchase Agreement (the "Agreement") is made as of October 27, 2003, by and among DualStar Technologies Corporation, a Delaware corporation, located at 11-30 47th Avenue, Long Island City, New York 11101 (the "Company"), and Madeleine, L.L.C., a New York limited liability company located at 450 Park Avenue, 28th Floor, New York, New York 10022 or its designee (the "Purchaser").

          WHEREAS, the Company issued a promissory note, originally dated December 1, 1999 (such note, as modified or extended from time to time, together with all notes issued in exchange or replacement therefor, the "Note"), in favor of the Purchaser for the principal sum of twelve million five hundred thousand dollars ($12,500,000); and

          WHEREAS, the parties have agreed that the Company will issue, sell and deliver to the Purchaser 7,659,899 shares of the Company's Common Stock, par value $0.01 (the "Common Shares"), in consideration for the forgiveness by Purchaser of the outstanding balance due under the Note equal to $6,333,846 (the "Purchase Price");

          NOW, THEREFORE, in consideration of the foregoing premises and the covenants and agreements contained herein, the parties agree as follows:

                                   Article I

                      Issuance and Sale of Shares; Closing

     1.1. Issuance and Sale of the Common Shares. Subject to the terms of this Agreement, at the Closing (as defined below), the Company will issue, sell and deliver the Common Shares to the Purchaser, and the Purchaser will purchase the Common Shares from the Company.

     1.2. Payment; Surrender of Note. In consideration for the issuance, sale and delivery of the Common Shares to the Purchaser, the Purchaser shall pay to the Company the Purchase Price, which shall be payable by delivery to the Company of the Note and a termination and release of the obligations thereunder.

     1.3. Closing. The closing of the issuance and sale of the Common Shares (the "Closing") shall be held at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue in New York, New York at 10:00 a.m., local time, on the date hereof (the "Closing Date").

     1.4. Closing Deliveries. At the Closing,

          (a) the Purchaser shall surrender and deliver the Note to the Company for cancellation;

          (b) each of the Purchaser and the Company shall execute and deliver to the other party a termination and release agreement in the form attached hereto as Exhibit A (the "Release").



9464565.7

          (c) the Company shall deliver or cause to be delivered to the Purchaser certificates representing the Common Shares, duly endorsed in blank by the Company, or accompanied by blank stock powers, and with all necessary transfer tax and other revenue stamps, acquired at the Company's expense, affixed and cancelled;

          (d) certain of the officers of the Company shall execute and deliver to the Company an Option Termination Agreement in the form attached hereto as Exhibit B (collectively, the "Option Termination Agreements"), pursuant to which the officers will surrender options for shares of the Company's capital stock held by them and release the Company from its obligations with respect thereto;

          (e) DSTR Warrant Co., LLC, a Delaware limited liability company and an affiliate of Purchaser ("WarrantCo"), shall surrender its rights under that certain Warrant Agreement, dated as of November 8, 2000, by and between the Company and WarrantCo, a Delaware limited liability company and an affiliate of Purchaser ("WarrantCo"), and deliver to the Company an executed copy of a Warrant Termination Agreement in the form attached hereto as Exhibit C (the "Warrant Termination Agreement"); and

          (f) the Company shall deliver to the Purchaser an executed copy of a Registration Rights Agreement in the form attached hereto as Exhibit D (the "Registration Rights Agreement").


                                   Article II

                 Representations and Warranties of the Purchaser

          The Purchaser represents and warrants to the Company as follows:

     2.1. Organization and Standing. The Purchaser is a limited liability company duly organized and existing under and by virtue of the laws of New York and is in good standing under such laws.

     2.2. Corporate Power. The Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to carry out and perform its obligations under the terms of this Agreement and the other Transaction Documents to which it is a party.

     2.3. Authorization; No Conflict. All legal action on the part of the Purchaser and its members necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents and the performance of all of the Purchaser's obligations under this Agreement and the other Transaction Documents to which it is a party has been taken. This Agreement and the other Transaction Documents when executed and delivered by the Purchaser, shall constitute the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules governing specific performance, injunctive relief or other equitable remedies. The execution and performance of the transactions contemplated by this Agreement by the Purchaser and the compliance with its respective provisions by the Purchaser will not (a) conflict with or violate the organizational documents of the Purchaser or (b) require the Purchaser to make any filing with, or obtain any permit, authorization, consent or approval of any agency, bureau, commission, court, authority, department,



9464565.7                              - 2 -
official, political subdivision, tribunal or other instrumentality of any government (a "Governmental Entity") so as to not have a material adverse effect on the ability of the Purchaser to complete the transactions contemplated by this Agreement.

     2.4. Experience. Purchaser and each entity for whom Purchaser is acting as nominee is an accredited investor within the meaning of Regulation D promulgated under the Securities Act and, by virtue of its experience in evaluating and investing in private placement transactions of securities in companies similar to the Company, it is capable of evaluating the merits and risks of its investment in the Common Shares and has the capacity to protect its own interests.

     2.5. Investment. The Purchaser is acquiring the Common Shares, for investment purposes only and not with the view to, or for resale in connection with, any distribution of any part thereof in violation of the Securities Act. The Purchaser understands that the Common Shares have not been registered under the Securities Act or applicable state and other securities laws by reason of a specific exemption from the registration provisions of the Securities Act and applicable state and other securities laws, the availability of which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser acknowledges and is aware of the following:

          (a) there will be substantial restrictions on the transferability of the Common Shares arising under the applicable securities laws; and

          (b) no representation, guarantee or warranty has been made to the Purchaser by the Company, its officers, directors, agents, or employees or any other person, expressly or by implication, as to the profitability of the Company or the Common Shares, except for those representations and warranties set forth in this Agreement and the other Transaction Documents.

     2.6. Restricted Securities. The Purchaser will not sell or otherwise transfer the Common Shares, without registration under the Securities Act or applicable state securities laws or an exemption therefrom. The Common Shares have not been registered under the Securities Act or under the securities laws of certain states. The Purchaser is aware that an exemption from the registration requirements of the Securities Act pursuant to Rule 144 promulgated thereunder is not presently available; and, except as provided in the Registration Rights Agreement with respect to the Common Shares, the Company has no obligation to register the Common Shares, or to make available an exemption from the registration requirements pursuant to such Rule 144 or any successor rule for resale of the Common Shares.

     2.7. Risk Factors. The Purchaser recognizes that investment in the Common Shares involves substantial risks, including loss of the entire amount of such investment. Further, it has carefully read and considered the matters set forth under the caption "Risk Factors" in the Company's SEC Reports and has taken full cognizance of and understands all of the risks related to the purchase of Common Shares.




9464565.7                              - 3 -

     2.8. Legend. The Purchaser acknowledges that the Common Shares and the certificate(s) representing the Common Shares shall be stamped or otherwise imprinted with a legend substantially in the following form:

          "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND NEITHER THE SECURITIES NOR ANY INTEREST THEREIN MAY BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS, WHICH, IN THE OPINION OF COUNSEL FOR THE HOLDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE."

          The Company may place a stop transfer order on its transfer books against the Common Shares to enforce the foregoing restrictions. As soon as such restrictions are lifted, the Company shall take all necessary steps to remove from the Common Shares or any certificate(s) evidencing the Common Shares, and shall remove any stop transfer order on its transfer books pertaining to such restrictions against the Common Shares.

     2.9. Access to Data. The Purchaser has had an opportunity to discuss the Company's and its subsidiaries' business, management, financial affairs and prospects with its management, the opportunity to review the Company's and its subsidiaries' facilities and Company's SEC Reports and the opportunity to ask questions of officers and directors of the Company. The Purchaser has carefully considered and has, to the extent it believes such discussion necessary, discussed with its professional legal, tax, accounting and financial advisors the suitability of an investment in the Common Shares for its particular tax and financial situation and has determined that the Common Shares are a suitable investment for it. The Purchaser acknowledges that (i) it has had the right to request copies of any documents, records, and books pertaining to this investment and (ii) any such documents, records and books which it requested have been made available for inspection by it, its attorney, accountant or adviser(s).

     2.10. Brokers or Finders. The Purchaser has not retained any investment banker, broker or finder. The Purchaser will indemnify and hold the Company harmless against any liability, settlement or expense arising out of, or in connection with, any such claim.

     2.11. Intent of Representations and Warranties. The Purchaser acknowledges and represents to the Company that it is making the foregoing representations and warranties with the intent that they may be relied upon by the Company in determining the suitability of the sale of the Common Shares to the Purchaser for purposes of the federal and state securities laws.



9464565.7                              - 4 -

                                  Article III

                  Representations and Warranties of the Company

          The Company represents and warrants to the Purchaser as of the date hereof as follows:

     3.1. Organization and Standing; Certificate of Incorporation and Bylaws. The Company and each of its subsidiaries are duly incorporated and existing under, and by virtue of, the laws of the state of their respective organization are in good standing under such laws. The Company and each of its subsidiaries have the requisite corporate power and authority to own and operate their respective properties and assets, and to carry on their respective business as now conducted and as proposed to be conducted. The Company and each of its subsidiaries are qualified to do business as foreign corporations in each jurisdiction in which such qualification is required, except to the extent that the failure to so qualify would not have a Company Material Adverse Effect. A "Company Material Adverse Effect" means that a material adverse effect has or is likely to occur on the assets, liabilities, condition (financial or otherwise), cash flows, operating results, or business of the Company and its subsidiaries (taken as a whole), from that reflected in the June 30, 2003 financial statements of the Company; provided that continuing operating losses in the ordinary course of business and consequences therefrom, including, but not limited to, any deficiency in liquidity, and any failure to obtain surety bonds and consequences thereof, shall not constitute a Company Material Adverse Effect. The Company has furnished the Purchaser with true, correct and complete copies of its Restated Certificate of Incorporation and Bylaws, as amended and restated to date, certified by the Delaware Secretary of State and by the Secretary of the Company, respectively. The Company has made available to Purchaser accurate and complete copies in all material respects of the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the shareholders, the board of directors and all committees of the board of directors.

     3.2. Corporate Power. The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Release, the Registration Rights Agreement, the Option Termination Agreements, the Warrant Termination Agreement and all documents executed in connection therewith, and to issue and deliver the Common Shares and to carry out and perform its obligations under the terms of this Agreement, the Registration Rights Agreement, the Option Termination Agreements, the Warrant Termination Agreement, the Waiver and all documents executed in connection therewith (together with, when executed and delivered, the "Transaction Documents"). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Company.

     3.3. Subsidiaries. Except as set forth in Schedule 3.3, the Company has no subsidiaries or affiliated companies and does not otherwise own or control, directly or indirectly, any equity interest in any corporation, association, partnership or business entity, nor has the Company made any commitment or subscribed for the purchase of any such equity interest. The Company owns all of the outstanding voting securities and other equity interests, if any, and all



9464565.7                              - 5 -
rights to acquire such securities,  of those subsidiaries which are set forth in
Schedule 3.3 (the "Subsidiaries").

     3.4. Capitalization. (a) The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, of which 16,501,568 shares are issued and outstanding as of the date hereof.

          (b) Except as set forth in Schedule 3.4, there are no options, warrants or other rights outstanding to purchase or acquire, or any securities convertible into or exchangeable for, nor has the Company or its subsidiaries agreed to issue or reissue, other than pursuant to this Agreement, any of the Company's authorized and unissued capital stock of the Company or its subsidiaries. Except as set forth in Schedule 3.4, to the Company's best knowledge, there are no voting agreements concerning any of the outstanding securities of the Company or its subsidiaries. Except as set forth in Schedule 3.4, other than (i) as contemplated in the Registration Rights Agreement and
(ii) as set forth in the registration rights agreements, dated December 1, 1999 and November 8, 2000, by and between the Company and the Purchaser, there are no agreements to register any of the Company's securities. No person will be entitled to any preemptive rights with respect to the Common Shares.

     3.5. Authorization. All corporate action on the part of the Company necessary for the authorization, execution, delivery and performance of this Agreement and the other Transaction Documents by the Company, the authorization, sale, issuance and delivery of the Common Shares, and the performance of all of the Company's obligations under this Agreement and the other Transaction Documents have been taken. This Agreement and the other Transaction Documents have been duly executed and delivered on behalf of the Company. This Agreement and the other Transaction Documents constitute valid and binding obligations of the Company, enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies. The Common Shares will be free of any liens or encumbrances, in all cases, subject to restrictions on transfer pursuant to the Registration Rights Agreement and under state and/or federal securities laws.

     3.6. Compliance with Other Instruments. Except as set forth in Schedule 3.6, neither the Company nor any of its subsidiaries is in violation or default of any provision of its organizational documents or of any mortgage, indenture, contract, agreement, instrument, judgment or decree to which the Company or any of its subsidiaries is a party or by which any of them is bound, except as would not individually or in the aggregate have a Company Material Adverse Effect (except for the Madeleine Loan, as such term is defined in the Company's Annual Report on Form 10-K for the period ended June 30, 2003). The execution, delivery and performance by the Company of this Agreement, the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby, will not result in any violation of or conflict with the Company's Restated Certificate of Incorporation or Bylaws, as amended and restated (or as proposed to be amended by the Amendment to the Certificate of Incorporation), or the organizational documents of any subsidiary and will not result in any violation of or conflict with, or constitute a default under, any mortgage, indenture, contract, agreement, instrument, judgment or decree to which the Company or any of its subsidiaries is a party or by which any of them is bound or in the creation of any mortgage, pledge, lien, encumbrance or charge upon any



9464565.7                              - 6 -
of the properties or assets of the Company or any of its subsidiaries, except as would not individually or in the aggregate have a Company Material Adverse Effect.

     3.7. No Governmental or Third Party Consent. No consent, approval or authorization of or registration, qualification, designation, declaration or filing with, any governmental authority or any other person or entity on the part of the Company is required in connection with the valid execution and delivery of this Agreement or the other Transaction Documents, except for such filings as may be required in connection with the exemption under the Securities Act of 1933, as amended (the "Securities Act"), or the qualification (or the exemption from qualification, if available) under applicable blue sky laws, which filings and qualifications, if required, will be accomplished in a timely manner.

     3.8. Offering. Subject to the accuracy of the Purchaser's representations in Section 2 hereof, the offer, sale and issuance of the Common Shares pursuant to this Agreement, constitute transactions exempt from the registration requirements of Section 5 of the Securities Act.

     3.9. Brokers or Finders. Neither the Company nor any of its subsidiaries has retained any investment banker, broker or finder in connection with the transactions contemplated by this Agreement, and there are no brokerage commissions, finder's fees or similar items of compensation payable in connection therewith based on any arrangement or agreement made by or on behalf of the Company.

     3.10. SEC Reports. The Company has filed with the Securities and Exchange Commission (the "Commission") and provided to the Purchaser all forms, reports and documents required to be filed by the Company since June 30, 2000 and prior to the date hereof (collectively, the "Company's SEC Reports") pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder (the "Exchange Act"), all of which, when filed, complied in all material respects with all applicable requirements of the Exchange Act. As of their respective dates, the Company's SEC Reports did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim consolidated financial statements of the Company and its subsidiaries included in the Company's SEC Reports incorporated by reference therein were prepared in accordance with generally accepted accounting principles ("GAAP") (subject, in the case of such unaudited financial statements, to the absence of complete footnotes) applied on a consistent basis (except as indicated therein or in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the dates thereof and the results of its consolidated operations and cash flows for the periods then ended (subject in the case of the unaudited interim financial statements, to normal year-end audit adjustments, which shall not be material in amount or nature).

     3.11. Absence of Undisclosed Liabilities. Except as set forth in Schedule 3.11, neither the Company nor any of its subsidiaries, considered as a whole, has any liability or obligation, absolute or contingent, that is not reflected in the consolidated financial statements, including the Notes thereto, included



9464565.7                              - 7 -
in the Company's SEC Reports filed prior to the date hereof, other than obligations and liabilities which taken individually or in the aggregate would not have a Company Material Adverse Effect.

     3.12. Compliance With Law. The Company and its subsidiaries are conducting and have conducted their respective businesses and operations in compliance with all governmental rules and regulations applicable thereto, including without limitation those relating to occupational safety, environmental, health and employment practices, and are not in violation or default in any respect under any statute, law, ordinance, rule, regulation, judgment, order, decree, concession, grant, franchise, license or other governmental authorization or approval applicable to it or any of its properties, except in each case where an adverse outcome would not individually or in the aggregate have a Company Material Adverse Effect.


                                   Article IV

                                  Miscellaneous

     4.1. Governing Law. This agreement shall be governed in all respects by the internal laws of the State of New York without regard to its conflicts of laws provisions; provided however, that the General Corporation Law of the State of Delaware shall apply to any matter relating to corporate governance of the Company or the Common Shares.

     4.2. Consent to Jurisdiction. Each of the parties hereto hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this Section 4.2.

     4.3. Waiver of Jury Trial. THE COMPANY AND THE PURCHASER HEREBY WAIVE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TRIAL BY JURY IN ANY LITIGATION IN ANY COURT WITH RESPECT TO, IN CONNECTION WITH, OR ARISING OUT OF THIS AGREEMENT OR THE VALIDITY, INTERPRETATION OR ENFORCEMENT HEREOF. THE COMPANY AND THE PURCHASER AGREE THAT THIS SECTION IS A SPECIFIC AND MATERIAL ASPECT OF THIS AGREEMENT AND WOULD NOT ENTER INTO THIS AGREEMENT IF THIS SECTION WERE NOT PART OF THIS AGREEMENT.

     4.4. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent



9464565.7                              - 8 -
and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

     4.5. Survival. Subject to the limitations set forth in this Article IV, all representations and warranties of the Purchaser and the Company in this Agreement shall survive the execution, delivery and performance of this Agreement for a period of eighteen (18) months following the Closing Date.

     4.6. Successors and Assigns. The Purchaser may assign and transfer its rights and obligations under this Agreement to its affiliates (now existing or arising in the future) or any affiliate thereof in compliance with applicable laws. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

     4.7. Entire Agreement; Amendment. This Agreement, its attachments and the other documents delivered pursuant hereto at the Closing constitute the full and entire understanding and agreement between the parties and their affiliates with regard to the subjects hereof and thereof. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written agreement of the Company and the Purchaser.

     4.8. Notices. All notices and other communications required or permitted hereunder to a party shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger including Federal Express or similar courier services, addressed to such party at the address set forth in the introductory paragraph of this Agreement, or at such other address as each party shall have last furnished to the other in writing. Notices to the Company shall be sent to: Dual Star Technologies Corporation, 11-30 47th Avenue, Long Island City, New York, 11101, Attn: Mr. Gregory Cuneo with a copy to Bernard S. Carrey, Esq. Thompson Hine LLP, One Chase Manhattan Plaza, 58th Floor, New York, New York 10005. Notices to the Purchaser shall be sent to: Madeleine L.L.C., 299 Park Avenue, 22nd Floor, New York, New York 10022, Attn: Mr. Mark A. Neporent and Mr. Ronald J. Kravit, with a copy to: Stuart D. Freedman, Esq., Schulte Roth & Zabel LLP, 900 Third Avenue, New York, New York 10022. Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given when delivered if delivered personally, the day after the same has been deposited with an airborne courier service, or if sent by mail or courier, at the earlier of its receipt or seventy-two (72) hours after the same has been deposited with the United States Postal Service or addressed and mailed as aforesaid.

     4.9. Delays or Omissions. Except as expressly provided herein, no failure on the part of any party to this Agreement to exercise, and no delay in exercising, any right under this Agreement or any other Transaction Document shall impair such right or operate as a waiver thereof; nor shall any single or partial exercise of any right under this Agreement or any other Transaction Document preclude any other or further exercise thereof or the exercise of any other right. The rights of the Purchaser under this Agreement, the Restated
Notes or any other Transaction Documents against any party thereto are not conditional or contingent on any attempt by the Purchaser to exercise any rights under any other Transaction Document against such party or against any other person. No waiver of any single breach or default shall be deemed a waiver of



9464565.7                              - 9 -
any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character in respect of any breach or default under this Agreement or any other Transaction Document, or any waiver of any provisions or conditions of this Agreement or any other Transaction Document, must be in writing (signed by the party granting such waiver, permit, consent or approval) and shall be effective only to the extent specifically set forth in such writing. Without limiting the generality of the foregoing, the Purchaser shall not be deemed to have waived any condition set forth in Section
6.1 unless the Purchaser expressly and specifically waives such condition in writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement or any other Transaction Document, shall be cumulative and not alternative.

     4.10. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the party actually executing such counterparts, and all of which together shall constitute one instrument.

     4.11. Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

     4.12. Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.


                                    * * * * *



















9464565.7                              - 10 -

          IN WITNESS WHEREOF, the parties have executed this Securities Purchase Agreement as of the date first above written.


                                              DUALSTAR TECHNOLOGIES CORPORATION,
                                                a Delaware corporation


                                              By:_______________________________
                                                 Name:
                                                 Title:


                                              MADELEINE, L.L.C.


                                              By:_______________________________
                                                 Name:
                                                 Title:






























9464565.7                              - 11 -

                              DSTR Warrant Co., LLC
                           450 Park Avenue, 28th Floor
                            New York, New York 10022





                                                     October 27, 2003


DualStar Technologies Corporation
Two Park Avenue
New York, New York 10016


                    Re:  Termination of Warrant Agreement

Gentlemen:

          We refer to the Class E Warrant Agreement, dated as of November 8, 2000 (the "Warrant Agreement"), by and between DualStar Technologies Corporation, a Delaware corporation (the "Company") and DSTR Warrant Co., LLC, a Delaware limited liability company ("WarrantCo") and the certificates representing the warrants issued thereby (the "Warrants"). As of the date of this letter agreement, the Company is entering into that certain Securities Purchase Agreement (the "Purchase Agreement") with Madeleine, L.L.C., a New York limited liability company and an affiliate of WarrantCo ("Madeleine"), pursuant to which the Company will issue, sell and deliver to Madeleine certain shares of the Company's Common Stock, par value $0.01 per share, in exchange for the surrender by Madeleine of the outstanding balance owed to it by the Company under a certain promissory note.

          In connection with the execution and delivery of the Purchase Agreement, and in order to facilitate the transactions contemplated thereby, WarrantCo hereby agrees that, simultaneous with and subject to the consummation of the Closing (as such term is defined in the Purchase Agreement), the Warrant Agreement, the Warrants and all of WarrantCo's rights and claims in respect thereof shall terminate automatically in all respects, with no further action on the part of the parties thereto, effective immediately; and WarrantCo hereby releases, on behalf of itself and its affiliates, any and all claims that it may





9465244.3





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


now have, or would hereafter have, against the Company or any of its affiliates arising out of or in respect of the Warrant Agreement or the Warrants.

          The terms of this letter agreement shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.


                                             Very truly yours,


                                             DSTR WARRANT CO., LLC



                                             By:________________________________
                                             Name:
                                             Title:

Acknowledged and Agreed:

DualStar Technologies Corporation



By:_______________________________
Name:
Title:














9465244.3





Tel     Fax

                        DUALSTAR TECHNOLOGIES CORPORATION



                          REGISTRATION RIGHTS AGREEMENT






                                                     October 27, 2003


Madeleine, L.L.C.
450 Park Avenue, 28th Floor
New York, New York  10022
Attention:  Mark Neporent

Gentlemen:

          DualStar Technologies Corporation, a Delaware corporation (the "Company"), proposes to issue and sell to Madeleine, L.L.C., or its designee (the "Purchaser"), and the Purchaser proposes to purchase and accept from the Company, upon the terms set forth in the Securities Purchase Agreement of even date herewith (the "Purchase Agreement") certain shares of the Company's Common Stock, par value $0.01 per share (the "Common Shares"), (subject to the satisfaction of the terms and conditions set forth in the Purchase Agreement). As an inducement to the Purchaser to consummate the transactions contemplated by the Purchase Agreement, the Company agrees with the Purchaser, as follows:

          1. Resale Shelf Registration. (a) Upon becoming eligible for use of a Registration Statement on Form S-3, the Company shall, at its cost, use its reasonable best efforts to file as promptly as is reasonably practicable after the Company meets the prerequisites to utilize a Form S-3 under the Securities Act of 1933, as amended (the "Act"), with the Securities and Exchange Commission (the "Commission") and thereafter shall use its reasonable best efforts to cause to be declared effective a registration statement (the "Resale Shelf Registration Statement") on a Form S-3 relating to the offer and sale of the Transfer Restricted Securities (as defined in Section 9) by the Purchaser or its permitted transferees from time to time in accordance with the methods of distribution to be set forth in the Resale Shelf Registration Statement and Rule 415 under the Act (hereinafter, the "Resale Shelf Registration").

          (b) The Company shall use its reasonable best efforts to keep the Resale Shelf Registration Statement continuously effective in order to permit the prospectus included therein to be lawfully delivered by the Purchaser or its permitted transferees for a period of two years from the date of its effectiveness or such shorter period that will terminate when all the Common Shares covered by the Resale Shelf Registration Statement (i) have been sold pursuant thereto or (ii) are no longer Transfer Restricted Securities (in any such case, such period being called the "Shelf Registration Period"). The Company shall be deemed not to have used its reasonable best efforts to keep the



9465156.6

Resale Shelf Registration Statement effective during the requisite period if it voluntarily takes any action (except in connection with a Blackout Period) that would result in the Purchaser or its permitted transferees holding Common Shares covered thereby not being able to offer and sell such shares during that period, unless such action is required by applicable law.

          (c) Notwithstanding any other provisions of this Agreement to the contrary, the Company shall cause the Resale Shelf Registration Statement and the related prospectus and any amendment or supplement thereto, as of the effective date of the Resale Shelf Registration Statement, amendment or supplement, (i) to comply in all material respects with the applicable requirements of the Act and the rules and regulations of the Commission and (ii) not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (d) The Purchaser agrees that if it wishes to sell its Common Shares, or to permit a transferee to sell its Common Shares, pursuant to a Resale Shelf Registration Statement and related prospectus, such sales will be made in accordance with this Section 1(d). The person wishing to sell Common Shares pursuant to a Resale Shelf Registration Statement and related prospectus agrees to complete and return a customary Notice and Questionnaire in such reasonable form as may be delivered by the Company to the Purchaser prior to any intended distribution of Common Shares, under the Resale Shelf Registration Statement. From and after the date the Resale Shelf Registration Statement is declared effective, the Company shall, as promptly as is reasonably practicable after the date a Notice and Questionnaire is returned by a selling person, and in any event within fifteen (15) business days after such date, (i) if required by applicable law, file with the Commission a post-effective amendment to the Shelf Registration Statement or prepare and, if required by applicable law, file a supplement to the related prospectus or a supplement or amendment to any document incorporated therein by reference or file any other required document so that the person delivering such Notice and Questionnaire is named as a selling securityholder in the Resale Shelf Registration Statement and the related prospectus in such a manner as to permit such person to deliver such prospectus to purchasers of the Common Shares in accordance with applicable law and, if the Company shall file a post-effective amendment to the Resale Shelf Registration Statement, use commercially reasonable efforts to cause such post-effective amendment to be declared effective under the Act as promptly as is practicable, but in any event by the date that is sixty (60) days after the date such post-effective amendment is required by this clause to be filed; (ii) provide such selling person copies of any documents filed pursuant to Section 1(d)(i); and (iii) notify the such selling person as promptly as is reasonably practicable after the effectiveness under the Act of any post- effective amendment filed pursuant to Section 1(d)(i); provided, that if such Notice and Questionnaire is delivered during a period in which the use of the prospectus is suspended pursuant to Section 3(e) or during a Blackout Period (as defined in Section 9), the Company shall so inform the person delivering such Notice and Questionnaire and shall take the actions set forth in clauses (i), (ii) and
(iii) above upon expiration of the suspension period or Blackout Period. Notwithstanding anything contained herein to the contrary, the Company shall be under no obligation to name any person if such person has not supplied the


9465156.6                            - 2 -
requisite information required by Section 1(d) as a selling securityholder in any Registration Statement or related prospectus; provided, however, that if such person has subsequently supplied the requisite information required by this
Section 1(d) pursuant to the provisions of this Section (whether or not the Purchaser has supplied the requisite information required by this Section 1(d) at the time the Resale Shelf Registration Statement was declared effective) such person will be named as a selling securityholder in the Resale Shelf Registration Statement or related prospectus in accordance with the requirements of this Section 1(d).

          2.  Demand Registration.

          (a) Subject to Section 2(b), after the Company becomes eligible to utilize Form S-3 Registration Statements, if (i) the Company takes any action that results in the termination of such Form S-3 eligibility, so that the Resale Shelf Registration can no longer be used upon failure or (ii) the Company fails to have a Resale Shelf Registration declared effective within 90 days after it becomes eligible to utilize Form S-3 Registration Statements, Purchaser may thereafter make a written request (the "Demand Notice") for registration under the Act (a "Demand Registration") of Transfer Restricted Securities (such securities are sometimes herein referred to as "Demand Securities"), subject to Blackout Periods of up to 90 days in any period of twelve consecutive months. The Demand Notice will specify the number of Demand Securities proposed to be sold by the Purchaser and will also specify the intended method or methods of disposition thereof. Following receipt of a Demand Notice, the Company will, as promptly as is reasonably practicable, file a registration statement, and the related prospectus (the "Demand Registration Statement" and, together with the Shelf Registration Statement, the "Registration Statement") on any appropriate form which will cover the Demand Securities that the Company has been so requested to register by the Purchaser and use its reasonable efforts to cause such Registration Statement to become effective.

          (b) The  Company  will not be  required  to effect  more than two such
Demand Registrations. The Company will not grant to future purchasers registration rights that are superior to or limit the Purchaser's registration rights granted herein.

          A registration requested pursuant to this Section 2(b) will not be deemed to have been effected (and it will not count as one of the Demand Registrations) unless the Demand Registration Statement relating thereto has become effective under the Act and the Purchaser (together with its permitted transferees, as applicable) has been offered the reasonable opportunity to sell its Demand Securities under the Demand Registration Statement; provided, however, that if, after such Demand Registration Statement has become effective, the offering of the Demand Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court, such registration will be deemed not to have been effected.

          (c) If the offering of Demand Securities pursuant to such registration will be in the form of an underwritten offering, and if the managing underwriter


9465156.6                            - 3 -
or underwriters of such offering advise the Company and the Purchaser that in their view the number of Demand Securities requested to be included in such offering may materially and adversely affect the success of such offering, the Company will include in such registration the aggregate number of Demand Securities which in the view of such managing underwriter or underwriters can be sold without any such material adverse effect. If any Demand Securities are required to be excluded pursuant to this Section 2, the number of Demand Securities to be included in such registration will be reduced to the extent necessary to reduce the total number of Demand Securities to be included in the offering to the number recommended by such managing underwriter or underwriters.

          (d) The Company shall be entitled to postpone for a reasonable period of time (but not exceeding 45 days) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to Section 2 if (i) the Board of Directors of the Company determines in good faith that effecting such a registration or continuing such disposition at such time would have a material adverse effect upon a proposed sale of all (or substantially all) of the assets of the Company or a merger, reorganization, recapitalization or similar current transaction materially affecting the capital structure or equity ownership of the Company, or (ii) if the Company is in possession of material information which the Board of Directors of the Company determines in good faith it is not in the best interests of the Company to disclose in a registration statement at such time; provided, however.

          3.   Registration   Procedures.   With   respect  to  a  Resale  Shelf
Registration or to a Demand Registration, as applicable, the Company will, subject to Sections 1 and 2, as promptly as is reasonably practicable:

          (a) prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement as may be necessary to keep the Registration Statement effective for the period described in Section 1(b) for Resale Shelf Registration or for Demand Registration for a period of not less than 160 days (or such shorter period which will terminate when all Demand Securities covered by a Demand Registration Statement have been sold or withdrawn, but not prior to the expiration of the forty-day period referred to in Section 4(3) of the Act and Rule 174 thereunder, if applicable); cause the prospectus to be supplemented by any required prospectus supplement; and cause such supplement to be filed pursuant to the Act and any regulations promulgated thereunder;

          (b) furnish to the Purchaser and the underwriter or underwriters, if any, without charge, at least one copy of the Registration Statement and any post-effective amendment thereto, upon request, and such number of conformed copies thereof and such number of copies of the prospectus (including the preliminary prospectus) and any amendments or supplements thereto, and any document incorporated by reference therein, as the Purchaser or underwriter may reasonably request in order to facilitate the disposition of the Common Shares being sold thereunder (it being understood that the Company consents to the use of the prospectus and any amendment or supplement thereto by the Purchaser covered by the Registration Statement and the underwriter or underwriters, if


9465156.6                            - 4 -
any, in connection with the offering and sale of the Common Shares, covered by the prospectus or any amendment or supplement thereto);

          (c) notify the Purchaser (and its transferees or affiliates, to the extent they have included shares in a Registration Statement) at any time when a prospectus relating thereto is required to be delivered under the Act, when the Company becomes aware of the happening of any event as a result of which the prospectus included in such Registration Statement (as then in effect) contains any untrue statement of a material fact or omits to state a material fact necessary to be stated therein in order to make the statements, in light of the circumstances under which they were made, not misleading and, as promptly as is reasonably practicable thereafter, prepare and file with the Commission and furnish a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Common Shares, such prospectus will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading;

          (d) make generally available to its security holders an earnings statement satisfying the provisions of Section 11(a) of the Act and the regulations promulgated thereunder after the end of the twelve-month period beginning with the first month of the Company's first fiscal quarter commencing after the effective date of the Registration Statement, which statement shall cover said twelve-month period; and

          (e) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of the Registration Statement.

          (f) The Purchaser, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(c), will forthwith discontinue (and, if applicable, cause its transferees or affiliates to discontinue) disposition of the Common Shares until its receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(c) or until it is advised in writing (the "Advice") by the Company that the use of the prospectus may be resumed, and has received copies of any additional or supplemental filings which are included or incorporated by reference in the prospectus, and, if so directed by the Company, such holder will, or will request the managing underwriter or underwriters, if any, to deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such holder's possession, of the prospectus covering such Common Shares current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods mentioned in Section 3(a) shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when the Purchaser shall have received the copies of the supplemented or amended prospectus contemplated by Section 3(c) or the Advice.

          4. Restrictions on Sale. The Purchaser, if requested by the managing underwriter or underwriters of any underwritten registration hereunder, agrees not to effect any sale or distribution of the Common Shares under the Act during the five (5) business days prior to and during the 90 day period beginning on


9465156.6                            - 5 -
the effective date of such registration (except as part of such registration); provided, that the foregoing restrictions shall apply only if all executive officers, directors and beneficial owners of more than 5% of the Common Stock outstanding (on a fully-diluted basis) shall agree to equivalent or more onerous restrictions; provided, further, that the managing underwriters shall agree not to waive such restrictions in favor of any other holder of Common Stock without giving the Purchaser (and its transferees, it applicable) the opportunity to have such restrictions waived in respect of a proportionate amount of its (or their) Common Shares.

          5. Registration Expenses. The Company will bear all of the costs and expenses of each registration, including the fees and expenses of counsel and accountants for the Company, and all other costs and expenses of the Company incident to the preparation, printing and filing under the Act of the Registration Statement (and all amendments and supplements thereto) and furnishing copies thereof and of the prospectus included therein, the costs and expenses incurred by the Company in connection with the qualification of the Common Shares under the state securities or "blue-sky" laws of various jurisdictions and the fees and expenses of a single counsel for the holders of the Common Shares; provided, that the Company will not bear costs and expenses of any holders of Securities for underwriters' commissions, brokerage fees, transfer taxes, transaction fees, or the fees and expenses of accountants or other representatives retained by any holder.

          6.  Indemnification.

          (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless the Purchaser and any permitted transferee thereof holding the Transfer Restricted Shares, their respective officers and directors and each person who controls any of them within the meaning of either the Act or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus or preliminary prospectus or any omission or alleged omission to state a material fact in order to make the statements (in the case of the prospectus or any preliminary prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information with respect to the Purchaser furnished in writing to the Company by or on behalf of the Purchaser for use therein or by the Purchaser's failure to deliver a copy of the Registration Statement or prospectus or any amendments or supplements thereto after the Company has furnished the Purchaser with a sufficient number of copies of the same.

          (b) Indemnification by the Purchaser. In connection with any Registration Statement in which the Purchaser is participating, the Purchaser will furnish to the Company in writing such information with respect to the Purchaser as the Company reasonably requests for use in connection with any Registration Statement or prospectus and agrees to indemnify, to the full extent permitted by law, the Company, its directors and officers and each person who controls the Company (within the meaning of either the Act or the Exchange Act)


9465156.6                            - 6 -
against any losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact in order to make the statements in the Registration Statement or prospectus or preliminary prospectus (in the case of the prospectus or any preliminary prospectus, in light of the circumstances under which they were made) not misleading, to the extent that such untrue statement or omission is contained in any information or affidavit with respect to the Purchaser so furnished in writing by or on behalf of such person for inclusion in any prospectus or Registration Statement. The Company will be entitled to receive indemnification in customary form from underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, to the same extent as provided above with respect to information with respect to such persons so furnished in writing by such persons specifically for inclusion in any prospectus or Registration Statement.

          (c) Conduct of Indemnification Proceedings. Promptly after receipt by an indemnified party under this Section 6 of notice of the commencement of any action or proceeding (including a governmental investigation), such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 6, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not, in any event, relieve the indemnifying party from any obligations to any indemnified party except if and to the extent that such failure materially prejudiced the indemnifying party. In case any such action is brought against any indemnified party, and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnified party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof the indemnifying party will not be liable to such indemnified party under this Section 6 for any legal or other expenses. No indemnifying party will, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is a party and indemnity could have been sought hereunder by such indemnified party unless such settlement includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action. An indemnifying party will not be liable for any settlement of any action or claim effected without its written consent; provided, however, that such consent will not be unreasonably withheld.

          (d) Contribution. If for any reason the indemnification provided for in Sections 6(a) and 6(b), respectively, is unavailable to an indemnified party, then the indemnifying party will contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative fault of the indemnified party and the indemnifying party, as well as any other relevant equitable consideration. The relative fault of such indemnifying party and indemnified parties will be determined by reference to, among other things, whether any action in question, including any untrue and alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties relative intent, knowledge, access to


9465156.6                            - 7 -
information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above will be deemed to include, subject to the limitations set forth in Section 6(c), any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.

          The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6(d) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of the Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

          7. Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers of or consents to departures from the provisions hereof may not be given without the written agreement thereto by the parties hereto.

          8. Termination. This Agreement will continue in full force and effect until there are no Transfer Restricted Securities outstanding.

          9.  Miscellaneous.

          (a)  Certain Definitions.

          "Blackout Period" means a period of time in which the Company is in possession of material non-public information which, in the good faith determination of the Company's board of directors, the board of directors deems it advisable not to disclose publicly; provided, however, that any such Blackout Periods shall not exceed in the aggregate 90 days in any consecutive 360 day period.

          "Transfer Restricted Securities" means each Common Share until (i) the date on which such share has been effectively registered under the Act and disposed of in accordance with a Registration Statement or (ii) the date on which such share is distributed to the public pursuant to Rule 144 under the Act or is sold pursuant to Rule 144(k) under the Act.

          (b) Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York.

          (c) Captions. The Section captions used herein are for reference purposes only, and shall not in any way affect the meaning or interpretation of this Agreement.

          (d) Publicity. None of the parties hereto will issue any press release or make any other public statement, in each case relating to or connected with


9465156.6                            - 8 -
or arising out of this Agreement or the matters contained herein, without obtaining the prior approval of the other parties to the contents and the manner of presentation and publication thereof, except such reports or other notices that the party issuing or making same has been advised by counsel are required pursuant to applicable law or regulation.

          (e) Notices. All notices and other communications provided for or permitted hereunder will be made in writing by hand delivery, first-class mail, facsimile transmission, or air courier which guarantees overnight delivery:

               (1)  if to the Company:

                    DualStar Technologies Corporation
                    11-30 47th Avenue
                    Long Island City, New York 11101
                    Fax No.:
                    Attention:

with a copy to:

                    Thompson Hine LLP
                    One Chase Manhattan Plaza, 58th floor
                    New York, New York 10005
                    Fax No.:  212-809-6890
                    Attention:  Bernard S. Carrey, Esq.

               (2)  if to the Purchaser:

                    Madeleine, L.L.C.
                    450 Park Avenue, 28th Floor
                    New York, New York  10022
                    Fax No.:   212-758-5305
                    Attention:  Mark Neporent

with a copy to:

                    Schulte Roth & Zabel LLP
                    900 Third Avenue
                    New York, New York  10022
                    Fax No.:  212-593-5955
                    Attention:  Stuart D. Freedman, Esq.

          All such notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; three business days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged by recipient's facsimile machine operator, if sent by facsimile transmission; and on the day delivered, if sent by overnight air courier guaranteeing next day delivery.


9465156.6                            - 9 -

          (f) Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns (including any permitted transferee of Transfer Restricted Securities). The Purchaser may assign to any permitted transferee (any of its officers, employees and its affiliates) of its Transfer Restricted Securities (other than a transferee that acquires such Common Shares in a registered public offering or pursuant to a sale under Rule 144 of the Securities Act (or any successor rule)), its rights and obligations under this Agreement; provided, however, (x) that such transferee then holds Transfer Restricted Securities representing at least 10% of the aggregate number of Common Shares purchased pursuant to the Purchase Agreement and (y) such transferee shall promptly notify the Company and by taking and holding such Transfer Restricted Securities such permitted transferee shall automatically be entitled to receive the benefits of and be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement as if it were a party hereto. If the Company shall so request any heir, successor or permitted assign (including any permitted transferee) wishing to avail itself of the benefits of this Agreement shall agree in writing to acquire and hold the Transfer Restricted Securities subject to all of the terms hereof. For purposes of this Agreement, "successor" for any entity other than a natural person shall mean a successor to such entity as a result of such entity's merger, consolidation, sale of substantially all of its assets, or similar transaction. Except as provided above or otherwise permitted by this Agreement, neither this Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by the Purchaser or by the Company without the prior written consent of the other party hereto.

          (g) Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together will constitute one instrument.

          (h) Entire Agreement. This Agreement, including the other documents referred to herein which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.













9465156.6                            - 10 -

          IN WITNESS WHEREOF, each of the parties hereto has caused this Registration Rights Agreement to be executed by its officer thereunto duly authorized as of the day and year first above written.


                                            DUALSTAR TECHNOLOGIES CORPORATION


                                            By:_________________________________
                                               Name:
                                               Title:


                                            MADELEINE, L.L.C.


                                            By:_________________________________
                                               Name:
                                               Title:

















9465156.6                            - 11 -